 Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 4 DATED MAY 29, 2020

TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of BRIX REIT, Inc. (“we,” “us,” “our” or the “Company”) dated December 26, 2019 (the “Offering Circular”), Supplement No. 1, dated February 3, 2020, Supplement No. 2 dated February 7, 2020 and Supplement No. 3 dated March 31, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this supplement is to describe the following:

(1)	our estimated net asset value (“NAV”) per share;
(2)	Risk Factors; and
(3)	the continued suspension of our primary offering of shares of common stock, our distribution reinvestment plan and our share repurchase program;

Estimated NAV Per Share

The following information supersedes and replaces the section of our Offering Circular captioned “Valuation Policies – Calculation of our NAV Per Share” on page 57 of our Offering Circular and all similar discussions throughout our Offering Circular:

Overview

On May 19, 2020, our board of directors unanimously approved and established an estimated per share NAV of the Company’s common stock of $0.32 based on an estimated market value of the Company's assets less the book value of the Company's liabilities, divided by the number of shares of common stock outstanding as of March 31, 2020. There have been no material changes between March 31, 2020 and the date of this filing that would impact the overall estimated per share NAV. The estimated per share NAV as of March 31, 2020 will first appear on investor dashboards on May 23, 2020. This is the first time that our board of directors has determined an estimated per share NAV of the Company's common stock.

Process

Our board of directors, which includes three independent directors, is responsible for the oversight of the valuation process used to determine the estimated per share NAV of the Company’s common stock, the consistency of the valuation methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. In determining the estimated NAV of the Company’s shares, our board of directors considered information and analysis, including valuation materials that were provided by Cushman & Wakefield Western, Inc. (“Cushman & Wakefield”) and information provided by the Company’s advisor. Cushman & Wakefield is an independent third-party real estate advisory and consulting firm that was engaged by the Company to provide appraisals of the Company’s three primary assets which were used to estimate the fair value of the Company. Cushman & Wakefield developed an opinion of fair value of the three real estate assets and the Company’s advisor calculated a range of values using the Valuation Methodology. The valuation was performed in accordance with the provisions of the Institute for Portfolio Alternatives Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs.

Cushman & Wakefield's scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Several members of the Cushman & Wakefield engagement team who certified the methodologies and assumptions applied by the Company hold a Member of Appraisal Institute (“MAI”) designation. Other than its engagement as described herein, Cushman & Wakefield does not have any direct interests in any transaction with the Company and has not performed any services for the Company other than Asset Allocation services pursuant to Accounting Standards Update No. 2017-01, Clarifying the Definition of a Business (“ASU No. 2017-01”). Cushman & Wakefield also has been engaged by the Company’s advisor in connection with the determination of the estimated per share NAV of its common stock as of December 31, 2017, December 31, 2018, December 31, 2019 and April 30, 2020, and was previously engaged by Rich Uncles Real Estate Investment Trust I (“REIT I”) in connection with the determination of the estimated per share NAV of REIT I’s common stock as of December 31, 2017 and December 31, 2018, and also performed Asset Allocation services pursuant to ASU No. 2017-01 and Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (ASC Topic 805) and the real estate financial advisor services they provided on behalf of REIT I in connection with REIT I’s merger with the Company’s advisor on December 31, 2019.

The materials provided by Cushman & Wakefield included a range of appraised values for the Company’s three primary real estate assets and investment. The Company’s advisor then calculated a range of NAV per share utilizing these appraised values and the March 31, 2020 balance sheet of the Company. Our board of directors believes that the use of the “Valuation Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore the our board of directors determined to use the Valuation Methodology in establishing the estimated per share NAV. This Valuation Methodology is consistent with the Net Asset Value Calculation and Valuation Procedures adopted by our board of directors, including a majority of the Company’s independent directors. Based on these considerations, our board of directors established an estimated NAV of the Company’s common stock, as of March 31, 2020, of $0.32 per share, which estimated value was the midpoint of the $0.12 to $0.59 per share valuation range calculated by the Company’s advisor using the Valuation Methodology. Prior to determining the valuation range, the Company’s advisor agreed to waive $298,074 of asset management fees that the Company owed its advisor, which increased the NAV by $0.12 per share. Our board of directors is ultimately and solely responsible for the establishment of the estimated per share NAV.

Valuation Methodology

In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by the Company to value its assets, Cushman & Wakefield, among other things:

•	investigated numerous sales in the properties' relevant markets, analyzed rental data and considered the input of buyers, sellers, brokers, property developers and public officials;
•	reviewed and relied upon Company-provided data regarding the size, year built, construction quality and construction type of the properties in order to understand the characteristics of the existing improvements and underlying land;
•	researched the market by means of publications, public and private databases and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the properties; and
•	performed such other analyses and studies, and considered such other factors, as Cushman & Wakefield considered appropriate.

Cushman & Wakefield utilized two approaches in valuing the Company’s real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Cushman & Wakefield:

NAV Methodology - The NAV Methodology determines the value of the Company by determining the estimated market value of the Company's entity level assets, including real estate assets, and subtracting the book value of its entity level liabilities, including its debt. The materials provided by Cushman & Wakefield to estimate the value of the real estate assets were prepared using discrete estimations of "as is" market valuations for the primary properties and investment in the Company's portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. The Company’s advisor then added the non-real estate related assets and subtracted related liabilities. The resulting amount, which is the estimated NAV of the portfolio, is divided by the number of shares of common stock outstanding to determine the estimated per share NAV.

Determination of Estimated Market Value of the Company’s Real Estate Assets Under the NAV Methodology

Income Capitalization Approach - The income capitalization approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties for the vacant space. Deductions are then made for vacancy and collection loss and operating expenses. The net operating income (“NOI”) developed in Cushman & Wakefield's analysis is the balance of potential income remaining after vacancy and collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the “Direct Capitalization Method”) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.

Sales Comparison Approach - The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.

Utilizing the NAV Methodology, including use of the two approaches to value the Company’s real estate assets noted above, and dividing by the 2.4 million shares of the Company's common stock outstanding on March 31, 2020, the Company’s advisor determined a valuation range of $0.12 to $0.59 per share.

On May 19, 2020, the independent members of our board of directors and all of the other members of our board of directors conferred with the Company’s advisor regarding the methodologies and assumptions used to estimate a range of per share NAV. On May 19, 2020, our board of directors unanimously approved an estimated per share NAV of the Company's common stock, as of March 31, 2020, of $0.32 per share, which was the midpoint of the valuation range.

The table below sets forth the calculation of the Company's estimated per share NAV as of March 31, 2020:

	March 31, 2020
	Estimated Value	Estimated Per Share NAV
Real estate properties	$7,864,809	$3.23
Investment in unconsolidated entities	3,400,000	1.40
Cash, cash equivalents and restricted cash	496,602	0.20
Other assets	275,104	0.11
Total assets	12,036,515	4.94

Mortgage notes payable	6,114,809	2.51
Unsecured credit facility	4,996,361	2.05
Accounts payable and other liabilities	138,343	0.06
Total liabilities	11,249,513	4.62
Total estimated net asset value	$787,002	$0.32

Common shares outstanding	2,433,214

 Limitations of the Estimated NAV

As with any valuation methodology, the NAV Methodology used by our board of directors in reaching an estimate of the value of the Company's shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of the Company's shares. In addition, our board of directors’ estimate of share value is not based on the book values of the Company's real estate, as determined by generally accepted accounting principles, as the Company's book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the Company's shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party.

In addition, selling costs were not considered by Cushman & Wakefield in the valuation of the real estate properties and investment. Other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a merger of the Company or a sale of the Company's portfolio, were also not included in our board of directors’ estimate of the value of the Company's shares.

As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV upon attempting to sell their shares;
•	the Company will be able to achieve, for its stockholders, the estimated per share NAV upon a merger of the Company or a sale of the Company's portfolio; or
•	the estimated per share NAV, or the methodology relied upon by our board of directors to estimate the per share NAV, will be found by any regulatory authority to comply with the Employee Retirement Income Security Act of 1974, the Internal Revenue Code or other regulatory requirements.

Furthermore, the estimated value of the Company's shares was calculated as of a particular point in time. The value of the Company's shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

Additional Information Regarding Engagement of Cushman & Wakefield

Cushman & Wakefield was selected by the Company’s advisor and approved by our board of directors to estimate the fair value of the real estate assets and real estate related liabilities associated with the Company’s properties. Cushman & Wakefield's valuation materials provided to the Company do not constitute a recommendation to purchase or sell any shares of the Company's common stock or other securities. The estimated value of the Company's common stock may vary depending on numerous factors that generally impact the price of securities, the financial condition of the Company and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants' financial condition.

In connection with its review, while Cushman & Wakefield reviewed the information supplied or otherwise made available to it by the Company for reasonableness, Cushman & Wakefield assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Cushman & Wakefield, Cushman & Wakefield assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and relied upon the Company to advise Cushman & Wakefield promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In preparing its valuation materials, Cushman & Wakefield did not, and was not requested to, solicit third party indications of interest for the Company in connection with possible purchases of the Company's securities or the acquisition of all or any part of the Company.

In performing its analyses, Cushman & Wakefield made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond Cushman & Wakefield's control and the control of the Company. The analyses performed by Cushman & Wakefield are not necessarily indicative of actual values, trading values or actual future results of the Company's common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties or investments may actually be sold, and such estimates are inherently subject to uncertainty. Our board of directors considered other factors in establishing the estimated value of the Company's common stock in addition to the materials prepared by Cushman & Wakefield. Consequently, the analyses contained in the Cushman & Wakefield materials should not be viewed as being determinative of our board of directors’ estimate of the value of the Company’s common stock.

 Cushman & Wakefield's materials were necessarily based upon market, economic, financial and other circumstance and conditions existing as of March 31, 2020, and any material change in such circumstances and conditions may have affected Cushman & Wakefield's analysis, but Cushman & Wakefield does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to March 31, 2020.

For services rendered in connection with and upon the delivery of its valuation materials, the Company paid Cushman & Wakefield a customary fee. The compensation Cushman & Wakefield received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Cushman & Wakefield's compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the Company, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. The Company also agreed to reimburse Cushman & Wakefield for its expenses incurred in connection with its services and will indemnify Cushman & Wakefield against certain liabilities arising out of its engagement.

Risk Factors

The following information should be read in conjunction with the section of our Offering Circular captioned “Risk Factors – Risks Related to Our Properties, Our Business and the Real Estate Industry” beginning on page 13 of the Offering Circular.

The novel coronavirus (“COVID-19”) global pandemic and the public health and governmental actions in response thereto have adversely affected, and will likely continue to adversely affect, our business, financial condition, liquidity and operating results. The extent and duration of such effects are highly uncertain and cannot be predicted.

The COVID-19 pandemic has had, and any other pandemics in the future could have, repercussions across regional, national and global economies and financial markets. The outbreak of COVID-19 in the United States and in many countries has adversely impacted global economic activity and has contributed to significant volatility and negative pressure in the financial markets. The impact of the COVID-19 outbreak has been rapidly evolving and has continued to affect more countries. Many countries, including the United States, have responded by instituting quarantines for some period of time, mandating business and school closures, banning group gatherings and restricting travel, among other restrictions. Certain states and cities, including where we own properties, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules and restrictions to only essential businesses that may continue to operate. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the real estate industry in which we and our tenants operate.

The COVID-19 pandemic has had, and will likely continue to have, a material and adverse effect on our ability to operate, as a result of several factors, including:

•	a partial or complete closure of, or other operational issues at, all of our properties resulting from government or tenant action;

•	reduced economic activity severely impacting our tenants' business operations, financial condition and liquidity and causing their inability to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations, including rent deferrals or rent abatements, resulting in revenue decreases from our properties;

•	our largest tenant, 24 Hour Fitness, which represented roughly two-thirds of our pre-COVID-19 monthly rental income, has informed us that they would not be paying rent due to government mandated shut downs, and Wall Street analysts have predicted that 24 Hour Fitness would likely be filing for bankruptcy protection given their looming debt maturities and the immediate loss of revenue; we currently owe $6.1 million on the mortgage with respect to the property that is leased by 24 Hour Fitness, and if we are unable to retain 24 Hour Fitness as a tenant or fail to find a new acceptable replacement tenant, then we will be unable to maintain our monthly mortgage payment, which could result in the lender foreclosing on this property;

•	our second largest investment is in the Stadium View student housing apartment complex, which is located in Ames, Iowa, and serves Iowa State University; when universities across the nation were forced to shut down by the COVID-19 pandemic, students, including those residing at the Stadium View student housing complex, left campus and in many cases did not continue to pay rent, reducing the amount of rent the manager of Stadium View was able to collect from this property; in addition, pre-leasing for Stadium View has fallen dramatically and will likely result in materially lower occupancy when the university re-opens this Fall, thus reducing the anticipated future rent collections from this property; furthermore, the manager of Stadium View has informed us that they will not be able to provide distributions to us for this investment for the foreseeable future;

•	we have received a letter from Starbucks, which leases one of our properties, stating that it will soon be seeking 12 months of rent relief on every store it operates, which would further reduce our future rental income;

•	reduced economic activity that could result in a prolonged recession, which negatively impacts consumer discretionary spending and in return severely impacts our tenants' business operations, financial condition and liquidity;

•	difficulty accessing debt and equity on attractive terms, or at all, impacts to our credit profile, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund our business operations or address maturing liabilities on a timely basis and our tenants' ability to fund their business operations and meet their obligations to us;

•	our ability to comply with financial covenants of our mortgage note payable and unsecured credit facility, which could result in a default or potential acceleration of payment of our debt obligations, which non-compliance could negatively impact our ability to make additional future borrowings and our ability to continue our operations;

•	reductions in the value of our properties, which have resulted in material impairments of such properties, as a result of weaker economic conditions;

•	general decline in business activity and demand for real estate transactions, which has adversely affected our ability to grow our portfolio of properties;

•	the deterioration in our or our tenants' ability to operate in affected areas or delays in the supply of products or services to us or our tenants from vendors that are needed for our or our tenants' efficient operations, which has adversely affected our operations and those of our tenants;

•	suspension or delays in capital raising initiatives; and

•	potential negative impact on the health of our advisor's personnel and staff, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption.

The extent to which the COVID-19 pandemic will continue to impact our business operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence; including the scope, severity and duration of the pandemic; the success of actions or measures taken to contain or treat the novel coronavirus, or mitigate its impact; and the direct and indirect economic effects of the pandemic, among others. Extended closures by our tenants of their stores and early terminations by our tenants of their leases could reduce our cash flows, which could impact our operations and our ability to continue to pay distributions to our stockholders at expected levels, or at all.

The rapid development and fluidity of the COVID-19 pandemic precludes us from making any prediction as to the full adverse impact of the pandemic. Nevertheless, the pandemic presents material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance. Risk factors set forth in our offering circular, as supplemented, and additional filings should be interpreted with heightened caution as a result of the impact of and uncertainty surrounding the COVID-19 pandemic.

With the substantial negative economic effect brought about by the ongoing COVID-19 pandemic, management has concluded that a substantial doubt exists concerning our ability to continue as a going concern.

Under Financial Accounting Standards Board Accounting Standards Update 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year. In evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within the next twelve months, management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows and our conditional and unconditional obligations due over the next twelve months. Management considered the following: (i) our unsecured credit facility with Pacific Mercantile Bank, which matures October 15, 2020 with a balance of approximately $5.0 million as of April 30, 2020; (ii) our mortgage note payable with a maturity date of June 11, 2024 and a principal balance of approximately $6.1 million as of April 30, 2020; and (iii) recurring costs of operating our business. As a result of the considerations articulated below, management concluded that a substantial doubt exists concerning our ability to continue as a going concern through the next twelve months as a result of the COVID-19 pandemic.

Although we plan to control costs, continue to work with Pacific Mercantile Bank in obtaining relief under our unsecured credit facility to obtain debt covenant relief and pursue longer term financing solutions and are in discussions with the lender of our 24 Hour Fitness property’s mortgage loan to seek modification of that loan, there are inherent risks, unknown results and significant uncertainties associated with each of these matters and the direct correlation between these matters and our ability to satisfy financial obligations that may arise over the next twelve months. Our ability to satisfy obligations under our unsecured credit facility and mortgage loan, maintain compliance with our debt covenants and fund recurring costs of operations, particularly in light of the current COVID-19 pandemic and resulting adverse impacts on our business, depends on management’s ability to generate revenues from receiving rental income from the tenants at the properties, to continue to control costs and to obtain relief from Pacific Mercantile Bank under our unsecured credit facility and from the lender under our 24 Hour Fitness property’s mortgage loan. While controlling costs is within management’s control to some extent, generating revenues from rental income from the tenants and obtaining relief from lenders or other long term financing solutions involve performance by third parties and therefore cannot be considered probable of occurring. If we become unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the price we paid for such assets.

Continued Suspension of the Primary Offering, Distribution Reinvestment Plan and Share Repurchase Program

On March 30, 2020, the Company announced that it has suspended the primary offering of its shares of common stock, the distribution reinvestment plan and the share repurchase program until such time, if any, that the Company’s board of directors determines to reinstate the primary offering, distribution reinvestment plan and share repurchase program after an independent valuation expert completes a valuation of the Company’s real estate properties and investments and the Company announces its new NAV per share. Despite announcing its new NAV per share, the Company has decided to continue the suspension of the primary offering of its shares of common stock, the distribution reinvestment plan and the share repurchase program until such time, if any, that the Company’s board of directors determines to reinstate the primary offering, distribution reinvestment plan and share repurchase program.